Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2019 third-quarter
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2019 third-quarter results

On track to meet production guidance and lower end of cost of sales guidance

Construction and commissioning of Nevada projects completed

Largest producing mines – Paracatu, Kupol and Tasiast – continue to achieve lowest costs in portfolio

Toronto, Ontario – November 6, 2019 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the third-quarter ended September 30, 2019.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 19 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2019 third-quarter highlights:

	Q3 2019 results	First nine months 2019 results	2019 guidance
Gold equivalent production[1] (ounces)	608,033	1,862,315	2.5 million (+/- 5%)
Production cost of sales[2] ($ per Au eq. oz.)	$735	$692	$730 (+/- 5%)
All-in sustaining cost[2] ($ per Au eq. oz.)	$1,028	$958	$995 (+/- 5%)
Capital expenditures	$265.5 million	$807.0 million	$1,050 million (+/- 5%)

•	Kinross remains on track to meet 2019 annual guidance for production, cost of sales per ounce, all-in sustaining cost per ounce and capital expenditures. The Company is tracking towards the lower end of its 2019 production cost of sales guidance and the higher end of its capital expenditure guidance.
•	Operating cash flow of $231.7 million, an 82% increase over Q3 2018, with adjusted operating cash flow[2] more than doubling to $295.4 million compared with Q3 2018.
•	Reported net earnings[3] of $60.9 million, or $0.05 per share, and adjusted net earnings[2,3] of $104.0 million, or $0.08 per share.
•	Cash and cash equivalents of $358.0 million and total liquidity of approximately $1.8 billion at September 30, 2019, with no debt maturities until 2021.

Operations and organic development projects highlights:

•	Kinross’ three largest producing mines – Paracatu, Kupol and Tasiast – which accounted for 62% of total company production, achieved the lowest costs in the portfolio for Q3 and the first nine months of 2019.
•	The Company approved the value-enhancing Tasiast 24k project and announced the acquisition of the high-quality Chulbatkan development project during the quarter.
o	Tasiast 24k project work has commenced, with detailed engineering now 65% complete.
o	The Chulbatkan acquisition is progressing as anticipated and is on track to close early next year.
•	Construction and commissioning of the Round Mountain Phase W and Bald Mountain Vantage Complex projects have been completed. Both projects have been handed over to their respective Operations teams.
•	The Fort Knox Gilmore project is proceeding on schedule and on budget, with initial stripping commencing during the quarter.

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.

2 These figures are non-GAAP financial measures and are defined and reconciled on pages 13 to 18 of this news release.

3 Net earnings (loss) figures in this release represent “net earnings (loss) from continuing operations attributable to common shareholders”.

p. 1 Kinross reports 2019 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

CEO Commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to 2019 third-quarter results:

“Our portfolio of mines continued to perform well during the third quarter, delivering higher production, lower costs and more than doubling adjusted operating cash flow compared with the same period last year. Paracatu, Kupol and Tasiast, our largest producing mines, once again achieved our lowest costs. We remain on track to meet our annual production guidance, and given strong results year-to-date, are tracking towards the low end of our cost of sales guidance.

“During the quarter, we announced we were proceeding with the Tasiast 24k project and the acquisition of the Chulbatkan project, two exciting opportunities that are expected to add significant value to our Company. Tasiast 24k is expected to generate strong free cash flow, attractive returns and further unlock the mine’s substantial value, while Chulbatkan adds a high-quality asset with upside potential to our project pipeline.

“In our Americas region, we are making excellent progress in advancing our projects. We completed the construction and commissioning of both our Nevada projects, started stripping at the Fort Knox Gilmore project and are targeting completion of the La Coipa feasibility study in February.”

Financial results

Summary of financial and operating results

	Three months ended		Nine months ended
	September 30,		September 30,
(in millions, except ounces, per share amounts, and per ounce amounts)	2019	2018	2019	2018
Operating Highlights
Total gold equivalent ounces(1)
Produced(3)	612,697	591,928	1,877,546	1,859,789
Sold(3)	597,635	623,854	1,841,841	1,891,811

Attributable gold equivalent ounces(1)
Produced(3)	608,033	586,260	1,862,315	1,842,246
Sold(3)	592,689	618,463	1,826,373	1,874,236

Financial Highlights
Metal sales	$877.1	$753.9	$2,501.1	$2,426.1
Production cost of sales	$440.6	$484.6	$1,278.4	$1,384.1
Depreciation, depletion and amortization	$176.9	$204.7	$520.9	$588.1
Operating earnings (loss)	$162.6	$(48.8)	$422.3	$175.4
Net earnings (loss) attributable to common shareholders	$60.9	$(104.4)	$197.1	$4.1
Basic earnings (loss) per share attributable to common shareholders	$0.05	$(0.08)	$0.16	$0.00
Diluted earnings (loss) per share attributable to common shareholders	$0.05	$(0.08)	$0.16	$0.00
Adjusted net earnings (loss) attributable to common shareholders(2)	$104.0	$(48.4)	$266.9	$114.6
Adjusted net earnings (loss) per share(2)	$0.08	$(0.04)	$0.21	$0.09
Net cash flow provided from operating activities	$231.7	$127.2	$816.3	$605.2
Adjusted operating cash flow(2)	$295.4	$143.2	$813.9	$738.4
Capital expenditures	$265.5	$276.4	$807.0	$770.4
Average realized gold price per ounce(2)	$1,467	$1,209	$1,358	$1,283
Consolidated production cost of sales per equivalent ounce(3) sold(2)	$737	$777	$694	$732
Attributable(1) production cost of sales per equivalent ounce(3) sold(2)	$735	$777	$692	$731
Attributable(1) production cost of sales per ounce sold on a by-product basis(2)	$716	$768	$677	$719
Attributable(1) all-in sustaining cost per ounce sold on a by-product basis(2)	$1,016	$1,046	$949	$960
Attributable(1) all-in sustaining cost per equivalent ounce(3) sold(2)	$1,028	$1,049	$958	$967
Attributable(1) all-in cost per ounce sold on a by-product basis(2)	$1,305	$1,360	$1,261	$1,270
Attributable(1) all-in cost per equivalent ounce(3) sold(2)	$1,309	$1,356	$1,264	$1,270

(1)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(2)	The definition and reconciliation of these non-GAAP financial measures is included on pages 13 to 18 of this news release.
(3)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2019 was 86.73:1 (third quarter of 2018 - 80.80:1). The ratio for the first nine months of 2019 was 86.13:1 (first nine months of 2018 - 79.65:1).

p. 2 Kinross reports 2019 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following operating and financial results are based on third-quarter 2019 gold equivalent production. Production and cost measures are on an attributable basis:

Production: Kinross produced 608,033 attributable Au eq. oz. in Q3 2019, compared with 586,260 Au eq. oz. in Q3 2018.

Production cost of sales: Production cost of sales per Au eq. oz.2 decreased to $735 in Q3 2019, compared with $777 for Q3 2018, mainly due to lower costs at Paracatu, Tasiast and Kupol. Production cost of sales per Au oz. on a by-product basis2 was $716 in Q3 2019, compared with $768 in Q3 2018, based on Q3 2019 attributable gold sales of 577,691 ounces and attributable silver sales of 1,300,693 ounces.

All-in sustaining cost: All-in sustaining cost per Au eq. oz. sold2 was $1,028 in Q3 2019, compared with $1,049 in Q3 2018. All-in sustaining cost per Au oz. sold on a by-product basis2 was $1,016 in Q3 2019, compared with $1,046 in Q3 2018.

Revenue: Revenue from metal sales increased to $877.1 million in Q3 2019, compared with $753.9 million during the same period in 2018, due to a higher average realized gold price.

Average realized gold price4: The average realized gold price in Q3 2019 was $1,467 per ounce, a 21% increase compared with $1,209 per ounce in Q3 2018.

Margins: Kinross’ attributable margin per Au eq. oz. sold5 increased by 69% to $732 for Q3 2019, compared with the Q3 2018 margin of $432 per Au eq. oz. sold, due to an increase in average realized gold price and lower cost of sales per ounce.

Operating cash flow: Adjusted operating cash flow2 in Q3 2019 more than doubled to $295.4 million, compared with $143.2 million for Q3 2018, primarily due to the increase in margins.

Net operating cash flow was $231.7 million for Q3 2019, an 82% increase compared with $127.2 million for Q3 2018.

Earnings/loss: Adjusted net earnings2,3 increased to $104.0 million, or $0.08 per share, for Q3 2019, compared with adjusted net loss2,3 of $48.4 million, or $0.04 per share, for Q3 2018.

Reported net earnings3 increased to $60.9 million, or $0.05 per share, for Q3 2019, compared with a net loss3 of $104.4 million, or $0.08 per share, in Q3 2018. The increase was primarily a result of higher operating earnings, largely due to an increase in margins and a decrease in depreciation, depletion and amortization, partially offset by an increase in income tax expense.

Capital expenditures: Capital expenditures was $265.5 million for Q3 2019, compared with $276.4 million for the same period last year, mainly due to decreased spending at Tasiast and Kupol, partially offset by increases at Paracatu and Fort Knox.

Operating results
Mine-by-mine summaries for Q3 2019 operating results may be found on pages eight and 12 of this news release. Highlights include the following:

Americas

Paracatu continued to perform well during the quarter, with production and cost of sales per ounce sold both improving compared with the same period in 2018. The mine continues to benefit from the more efficient operation of the mill, and improved throughput and recovery. Production decreased and cost of sales per ounce sold increased compared with last quarter’s record results mainly due to the expected decrease in grade.

4 Average realized gold price is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold.

5 Attributable margin per equivalent ounce sold is a non-GAAP financial measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p. 3 Kinross reports 2019 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

At Round Mountain, production was lower compared with the previous quarter and year mainly due to the timing of ounces recovered from the heap leach pads and lower mill grades. Production is expected to improve in Q4 2019 as recoveries from the pads are expected to increase. Cost of sales per ounce sold was largely in line year-over-year and was higher quarter-over-quarter mainly due to higher processing costs and less ounces recovered from the heap leach pads.

At Bald Mountain, production was lower compared with the previous quarter and year mainly due to the slower than expected ramp up at the Vantage Complex. Fewer ounces were recovered from the heap leach pads, including from the recently completed Vantage Complex pad, which also contributed to the lower production. Cost of sales per ounce sold decreased quarter-over-quarter mostly due to timing of ounces recovered from the heap leach pads, and increased year-over-year mainly due to fewer ounces recovered from the pads. Production is expected to increase in Q4 2019, with costs expected to decrease, as the Vantage Complex project continues to ramp up.

At Fort Knox, production was largely in line with the previous quarter, and was higher compared with the same period in 2018 mainly due to an increase in ounces recovered from the heap leach pads and higher mill grades, partially offset by a planned decrease in mill throughput. Cost of sales per ounce sold increased compared with Q2 2019 and Q3 2018 mainly due to a larger proportion of production from the heap leach pads, a planned mill liner replacement during the quarter and higher maintenance costs.

At Maricunga, the rinsing of heap materials placed on the pads prior to the suspension of mining activities and the timing of ounces recovered from the pads resulted in better than expected production during the quarter. Cost of sales per ounce sold decreased compared with the previous quarter mainly due to lower processing costs. Final Maricunga production is expected in Q4 2019, as the mine transitions to care and maintenance. For tax planning purposes, the sale of residual gold ounces are expected to continue after the closure of the mine.

Russia

Kupol and Dvoinoye continued to achieve strong results with production increasing quarter-over-quarter and year-over-year mainly due to higher grades. Cost of sales per ounce sold increased compared with the previous quarter mainly due to the timing of ore processed through the mill, and was lower compared with Q3 2018 primarily as a result of higher grades.

West Africa

Tasiast’s strong performance continued during the third quarter, with production increasing slightly compared with the previous quarter mainly due to the planned mining of higher grade ore. Cost of sales per ounce sold was higher quarter-over-quarter primarily due to increased maintenance costs. Production and cost of sales per ounce sold both improved significantly year-over-year as a result of the benefits realized from the Phase One expansion, which was completed in the third quarter of 2018.

At Chirano, lower mill throughput was the main contributor to the decrease in production compared with Q2 2019 and Q3 2018. Cost of sales per ounce sold was higher quarter-over-quarter and year-over-year mainly due to an increase in operating waste mined associated with the return to open pit mining.

Organic development projects and opportunities

Tasiast 24k

On September 15, 2019, Kinross announced it was proceeding with the Tasiast 24k project to incrementally increase throughput capacity at the mine to 24,000 tonnes per day (t/d).

Initial work has commenced at the project, including mobilization of construction teams to begin work on additional onsite power generation and water supply. Detailed engineering is 65% complete and several contracts and work packages have been awarded. Stripping has ramped up, as the project is expected to increase throughput to 21,000 t/d by the end of 2021, and then to 24,000 t/d by mid-2023. In October 2019 the Company also finalized a new three-year collective labour agreement with unionized employees at Tasiast.

p. 4 Kinross reports 2019 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The Company remains on schedule to complete the $300 million project financing for Tasiast from the International Finance Corporation (IFC), Export Development Canada (EDC), and two commercial banks before year end. While the financing remains subject to completion of documentation and all lenders obtaining final approvals, a key step was completed in October 2019 with the IFC obtaining Board approval.

Round Mountain Phase W

Construction and commissioning of the Round Mountain Phase W project have been completed, with the project now fully transferred to the Operations team. Stripping and dewatering activities continue to progress well and are expected to continue until late 2020.

Bald Mountain Vantage Complex

Construction and commissioning of the Bald Mountain Vantage Complex project have been completed, with the project now fully transferred to the Operations team. Weather-related issues impacted project timing and ramp up of production, as the heap leach pad was only fully completed in September 2019.

Fort Knox Gilmore

The Fort Knox Gilmore project is progressing on schedule and on budget, with heap leach construction approximately 50% complete and dewatering activities planned for 2019 now completed. Heap leach construction and dewatering will re-commence in the spring of 2020. Stripping for the initial project pushback commenced in the third quarter and is expected to continue throughout 2020, with initial Gilmore ore expected to be encountered later this year, ahead of schedule. Approximately 5% of Gilmore ore is expected to be stacked on the existing Walter Creek pad in early 2020, and 95% of Gilmore ore is expected to be stacked on the new Barnes Creek heap leach pad, with stacking scheduled to begin in late 2020.

La Coipa Restart and Lobo-Marte

The La Coipa Restart project feasibility study is now scheduled be completed early next year, with study results expected to be released in February 2020. The timing of the completion of the feasibility study is not expected to have an impact on the overall project timeline. The Lobo-Marte project pre-feasibility study is progressing and is on schedule to be completed in mid-2020. Both studies are evaluating the potential for a return to long-term production in Chile based on the concept of commencing Lobo-Marte production following the end of La Coipa’s mine life.

Chulbatkan

On July 31, 2019, the Company announced the acquisition of the high-quality Chulbatkan development project located in the Chukotka region of Russia. The acquisition is progressing as anticipated and is on track to close early next year. On October 18, 2019, the Company was pleased to receive a timely anti-monopoly approval from the Russian regulators.

Balance sheet and financial flexibility

As of September 30, 2019, Kinross had cash and cash equivalents of $358.0 million, compared with $349.0 million at December 31, 2018.

The Company also had available credit of $1,452.2 million, for total liquidity of approximately $1.8 billion, and no debt maturities until September 2021.

On October 11, 2019, Moody’s revised its outlook for Kinross to positive from stable and reaffirmed its Ba1 rating.

p. 5 Kinross reports 2019 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Outlook

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 19 of this news release.

Kinross is on track to meet its production guidance of 2.5 million Au eq. oz. (+/- 5%) and all-in sustaining cost guidance of $995 per Au eq. oz. (+/-5%) for 2019.

The Company is tracking towards the lower end of its 2019 production cost of sales guidance of $730 per Au eq. oz. (+/- 5%) and the higher end of its capital expenditure guidance of $1,050 million (+/-5%).

The Company now expects its income tax expense to be in the range of $175 - $195 million on an adjusted basis. The change in forecasted tax expense from the previous guidance is primarily a result of stronger gold prices and production mix.

Board update

The Board of Directors of Kinross has appointed Ms. Elizabeth McGregor, CPA, CA as a Director. Ms. McGregor has almost 20 years of financial experience and over 10 years of experience in the mining sector. She was most recently the Executive Vice-President and Chief Financial Officer of Tahoe Resources Inc. and was previously at Goldcorp and KPMG earlier in her career. Ms. McGregor has a wide variety of executive financial experience, including debt financing, stakeholder management, board reporting, and corporate, mine site and project management experience. She has a B.A. (Hons) from Queen’s University and is a Canadian Chartered Professional Accountant.

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, November 7, 2019 at 8:00 a.m. ET. to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – (877) 201-0168; Conference ID: 9089414

Outside of Canada & US – +1 (647) 788-4901; Conference ID: 9089414

Replay (available up to 14 days after the call):

Canada & US toll-free – (800) 585-8367; Conference ID: 9089414

Outside of Canada & US – +1 (416) 621-4642; Conference ID: 9089414

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

This news release should be read in conjunction with Kinross’ 2019 third-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2019 third-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

p. 6 Kinross reports 2019 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 7 Kinross reports 2019 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended September 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2019	2018	2019	2018	2019	2018	2019	2018

Fort Knox	54,027	51,984	51,606	52,197	$58.3	$53.0	$1,130	$1,015
Round Mountain	82,195	94,153	81,617	96,496	57.5	69.0	705	715
Bald Mountain	33,995	72,560	37,644	90,931	30.6	53.4	813	587
Kettle River - Buckhorn	-	-	-	-	-	-	-	-
Paracatu	146,396	126,515	145,662	125,700	99.5	97.6	683	776
Maricunga	18,016	10,808	9,203	30,442	7.0	22.4	761	736
Americas Total	334,629	356,020	325,732	395,766	252.9	295.4	776	746

Kupol	137,562	125,870	136,088	123,624	82.6	81.3	607	658
Russia Total	137,562	125,870	136,088	123,624	82.6	81.3	607	658

Tasiast	93,865	53,363	86,357	50,549	55.1	66.2	638	1,310
Chirano (100%)	46,641	56,675	49,458	53,915	50.0	41.7	1,011	773
West Africa Total	140,506	110,038	135,815	104,464	105.1	107.9	774	1,033

Operations Total	612,697	591,928	597,635	623,854	440.6	484.6	737	777
Less Chirano non-controlling interest (10%)	(4,664)	(5,668)	(4,946)	(5,391)	(5.0)	(4.2)
Attributable Total	608,033	586,260	592,689	618,463	$435.6	$480.4	$735	$777

Nine months ended September 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2019	2018	2019	2018	2019	2018	2019	2018

Fort Knox	147,080	203,375	145,283	204,148	$147.8	$165.3	$1,017	$810
Round Mountain	258,163	288,886	252,337	289,709	171.3	207.6	679	717
Bald Mountain	121,814	237,435	112,421	249,803	86.8	127.2	772	509
Kettle River - Buckhorn	-	-	-	927	-	-	-	-
Paracatu	479,339	375,941	478,579	371,022	301.2	313.9	629	846
Maricunga	35,380	52,840	26,301	70,560	19.8	49.6	753	703
Americas Total	1,041,776	1,158,477	1,014,921	1,186,169	726.9	863.6	716	728

Kupol	395,334	366,469	391,375	370,427	230.8	219.5	590	593
Russia Total	395,334	366,469	391,375	370,427	230.8	219.5	590	593

Tasiast	288,124	159,417	280,863	159,461	180.0	167.8	641	1,052
Chirano (100%)	152,312	175,426	154,682	175,754	140.7	133.2	910	758
West Africa Total	440,436	334,843	435,545	335,215	320.7	301.0	736	898

Operations Total	1,877,546	1,859,789	1,841,841	1,891,811	1,278.4	1,384.1	694	732
Less Chirano non-controlling interest (10%)	(15,231)	(17,543)	(15,468)	(17,575)	(14.1)	(13.3)
Attributable Total	1,862,315	1,842,246	1,826,373	1,874,236	$1,264.3	$1,370.8	$692	$731

p. 8 Kinross reports 2019 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated balance sheets

(unaudited expressed in millions of United States dollars, except share amounts)

	As at
	September 30,	December 31,
	2019	2018

Assets
Current assets
Cash and cash equivalents	$358.0	$349.0
Restricted cash	12.9	12.7
Accounts receivable and other assets	174.4	101.4
Current income tax recoverable	40.0	79.0
Inventories	1,033.6	1,052.0
Unrealized fair value of derivative assets	5.7	3.8
	1,624.6	1,597.9
Non-current assets
Property, plant and equipment	5,852.7	5,519.1
Goodwill	158.8	162.7
Long-term investments	181.1	155.9
Investments in joint ventures	18.3	18.3
Unrealized fair value of derivative assets	0.5	0.8
Other long-term assets	577.1	564.1
Deferred tax assets	30.9	45.0
Total assets	$8,444.0	$8,063.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$466.2	$465.9
Current income tax payable	74.1	21.7
Current portion of provisions	38.6	72.6
Other current liabilities	19.8	52.2
	598.7	612.4
Non-current liabilities
Long-term debt and credit facilities	1,836.8	1,735.0
Provisions	837.7	816.4
Long-term lease liabilities	37.2	-
Unrealized fair value of derivative liabilities	4.3	9.6
Other long-term liabilities	102.0	97.9
Deferred tax liabilities	241.5	265.2
Total liabilities	3,658.2	3,536.5

Equity
Common shareholders' equity
Common share capital	$14,925.0	$14,913.4
Contributed surplus	239.1	239.8
Accumulated deficit	(10,350.9)	(10,548.0)
Accumulated other comprehensive income (loss)	(47.4)	(98.5)
Total common shareholders' equity	4,765.8	4,506.7
Non-controlling interest	20.0	20.6
Total equity	4,785.8	4,527.3
Total liabilities and equity	$8,444.0	$8,063.8

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,253,516,770	1,250,228,821

p. 9 Kinross reports 2019 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of operations

(unaudited expressed in millions of United States dollars, except share and per share amounts)
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Revenue
Metal sales	$877.1	$753.9	$2,501.1	$2,426.1

Cost of sales
Production cost of sales	440.6	484.6	1,278.4	1,384.1
Depreciation, depletion and amortization	176.9	204.7	520.9	588.1
Total cost of sales	617.5	689.3	1,799.3	1,972.2
Gross profit	259.6	64.6	701.8	453.9
Other operating expense	29.1	46.7	91.5	101.5
Exploration and business development	35.6	32.5	83.5	76.8
General and administrative	32.3	34.2	104.5	100.2
Operating earnings (loss)	162.6	(48.8)	422.3	175.4
Other income (expense) - net	5.2	(2.6)	5.3	5.1
Equity in (losses) earnings of joint ventures	-	(0.2)	0.1	(0.4)
Finance income	2.3	2.5	6.3	9.1
Finance expense	(23.8)	(22.1)	(77.4)	(73.7)
Earnings (loss) before tax	146.3	(71.2)	356.6	115.5
Income tax expense - net	(85.5)	(34.1)	(160.1)	(112.5)
Net earnings (loss)	$60.8	$(105.3)	$196.5	$3.0
Net earnings (loss) attributable to:
Non-controlling interest	$(0.1)	$(0.9)	$(0.6)	$(1.1)
Common shareholders	$60.9	$(104.4)	$197.1	$4.1

Earnings (loss) per share attributable to common shareholders
Basic	$0.05	$(0.08)	$0.16	$0.00
Diluted	$0.05	$(0.08)	$0.16	$0.00

Weighted average number of common shares outstanding (millions)
Basic	1,252.8	1,250.2	1,251.9	1,249.2
Diluted	1,263.9	1,250.2	1,261.7	1,258.7

p. 10 Kinross reports 2019 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of cash flows

(unaudited expressed in millions of United States dollars)
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$60.8	$(105.3)	$196.5	$3.0
Adjustments to reconcile net earnings (loss) to net cash provided from operating activities:
Depreciation, depletion and amortization	176.9	204.7	520.9	588.1
Equity in losses (earnings) of joint ventures	-	0.2	(0.1)	0.4
Share-based compensation expense	3.3	3.7	10.9	11.2
Finance expense	23.8	22.1	77.4	73.7
Deferred tax expense (recovery)	15.3	7.8	(16.1)	35.1
Foreign exchange (gains) losses and other	(1.4)	10.0	7.7	26.9
Changes in operating assets and liabilities:
Accounts receivable and other assets	(76.2)	(74.0)	(101.9)	(118.1)
Inventories	(40.5)	15.9	9.5	14.1
Accounts payable and accrued liabilities	131.6	65.0	174.0	49.0
Cash flow provided from operating activities	293.6	150.1	878.8	683.4
Income taxes paid	(61.9)	(22.9)	(62.5)	(78.2)
Net cash flow provided from operating activities	231.7	127.2	816.3	605.2
Investing:
Additions to property, plant and equipment	(265.5)	(276.4)	(807.0)	(770.4)
Acquisitions	-	(253.7)	(30.0)	(288.8)
Net additions to long-term investments and other assets	(0.6)	(6.0)	(12.9)	(36.2)
Net proceeds from the sale of property, plant and equipment	0.8	0.8	2.9	4.8
Decrease (increase) in restricted cash	0.6	(0.3)	(0.2)	(0.4)
Interest received and other	1.1	1.5	3.2	6.5
Net cash flow used in investing activities	(263.6)	(534.1)	(844.0)	(1,084.5)
Financing:
Net proceeds from issuance/drawdown of debt	40.0	80.0	300.0	80.0
Repayment of debt	(95.0)	(80.0)	(200.0)	(80.0)
Payment of lease liabilities	(3.2)	-	(10.4)	-
Interest paid	(26.6)	(27.8)	(55.0)	(57.8)
Dividend paid to non-controlling interest	-	(13.0)	-	(13.0)
Other	1.0	(1.8)	0.8	(1.4)
Net cash flow (used in) provided from financing activities	(83.8)	(42.6)	35.4	(72.2)
Effect of exchange rate changes on cash and cash equivalents	(1.7)	0.9	1.3	(4.2)
(Decrease) increase in cash and cash equivalents	(117.4)	(448.6)	9.0	(555.7)
Cash and cash equivalents, beginning of period	475.4	918.7	349.0	1,025.8
Cash and cash equivalents, end of period	$358.0	$470.1	$358.0	$470.1

p. 11 Kinross reports 2019 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (5)	Gold Eq Sales (5)	Production cost of sales	Production cost of sales/oz	Cap Ex (7)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q3 2019	100	7,094	2,097	5,250	0.52	0.21	83%	54,027	51,606	$ 58.3	$ 1,130	$ 40.9	$ 24.7
		Q2 2019	100	4,829	1,811	3,440	0.59	0.20	81%	55,440	55,740	50.7	$ 910	35.0	22.6
		Q1 2019	100	5,796	1,556	4,295	0.72	0.22	84%	37,613	37,937	38.8	$ 1,023	28.9	18.0
		Q4 2018	100	5,645	2,856	2,927	0.44	0.19	83%	52,194	51,889	49.1	$ 946	30.5	21.9
		Q3 2018	100	5,306	2,718	3,262	0.42	0.19	81%	51,984	52,197	53.0	$ 1,015	32.6	26.0
	Round Mountain	Q3 2019	100	7,128	1,004	7,557	1.05	0.32	85%	82,195	81,617	$ 57.5	$ 705	$ 48.3	$ 9.1
		Q2 2019	100	4,074	909	3,910	1.17	0.33	86%	90,833	87,106	57.8	$ 664	58.9	10.2
		Q1 2019	100	3,904	845	3,557	1.31	0.38	86%	85,135	83,614	56.0	$ 670	64.2	7.9
		Q4 2018	100	4,386	987	4,172	1.38	0.43	83%	96,715	91,769	70.0	$ 763	68.0	9.6
		Q3 2018	100	5,023	980	4,410	1.43	0.42	82%	94,153	96,496	69.0	$ 715	47.1	12.7
	Bald Mountain (8)	Q3 2019	100	6,494	-	6,494	-	0.41	nm	33,995	37,644	$ 30.6	$ 813	$ 44.0	$ 14.8
		Q2 2019	100	3,725	-	4,138	-	0.36	nm	40,564	31,547	27.0	$ 856	57.5	12.2
		Q1 2019	100	2,659	-	2,836	-	0.48	nm	47,255	43,230	29.2	$ 675	64.6	16.2
		Q4 2018	100	4,929	-	5,406	-	0.47	nm	47,211	68,288	46.9	$ 687	40.4	22.4
		Q3 2018	100	7,106	-	5,806	-	0.38	nm	72,560	90,931	53.4	$ 587	44.2	29.3
	Paracatu	Q3 2019	100	12,442	14,731	-	0.38	-	78%	146,396	145,662	$ 99.5	$ 683	$ 39.0	$ 39.5
		Q2 2019	100	12,307	14,439	-	0.48	-	80%	186,167	186,520	106.8	$ 573	34.6	45.2
		Q1 2019	100	12,393	14,283	-	0.38	-	80%	146,776	146,397	94.9	$ 648	16.5	35.9
		Q4 2018	100	11,680	13,479	-	0.44	-	81%	145,634	152,395	116.6	$ 765	33.3	41.7
		Q3 2018	100	12,565	13,547	-	0.38	-	76%	126,515	125,700	97.6	$ 776	25.1	42.2
	Maricunga (8)	Q3 2019	100	-	-	-	-	-	nm	18,016	9,203	$ 7.0	$ 761	$ -	$ 0.4
		Q2 2019	100	-	-	-	-	-	nm	6,648	9,474	8.0	$ 844	-	0.5
		Q1 2019	100	-	-	-	-	-	nm	10,716	7,624	4.8	$ 630	-	0.4
		Q4 2018	100	-	-	-	-	-	nm	7,226	19,399	16.1	$ 830	-	0.6
		Q3 2018	100	-	-	-	-	-	nm	10,808	30,442	22.4	$ 736	-	1.1
Russia	Kupol (3)(4)(6)	Q3 2019	100	338	431	-	9.65	-	95%	137,562	136,088	$ 82.6	$ 607	$ 7.8	$ 32.2
		Q2 2019	100	431	432	-	9.23	-	94%	127,684	124,873	70.2	$ 562	8.2	30.7
		Q1 2019	100	362	425	-	9.62	-	93%	130,088	130,414	78.0	$ 598	8.2	27.4
		Q4 2018	100	400	425	-	8.77	-	95%	123,478	124,408	68.7	$ 552	19.4	30.1
		Q3 2018	100	412	439	-	8.69	-	95%	125,870	123,624	81.3	$ 658	22.0	32.0
West Africa	Tasiast	Q3 2019	100	1,010	1,297	-	2.37	-	97%	93,865	86,357	$ 55.1	$ 638	$ 74.3	$ 32.0
		Q2 2019	100	819	1,281	-	2.19	-	97%	92,901	94,748	58.9	$ 622	75.2	32.2
		Q1 2019	100	1,962	1,269	-	2.37	-	97%	101,358	99,758	66.0	$ 662	75.7	31.0
		Q4 2018	100	3,267	1,301	-	2.19	-	94%	91,548	83,780	69.5	$ 830	71.1	28.5
		Q3 2018	100	2,187	947	924	1.72	0.42	91%	53,363	50,549	66.2	$ 1,310	98.1	29.1
	Chirano - 100%	Q3 2019	90	714	801	-	2.02	-	92%	46,641	49,458	$ 50.0	$ 1,011	$ 4.8	$ 22.0
		Q2 2019	90	619	904	-	1.95	-	92%	53,349	51,141	46.7	$ 913	2.7	23.8
		Q1 2019	90	499	908	-	1.97	-	92%	52,322	54,083	44.0	$ 814	3.3	25.4
		Q4 2018	90	527	840	-	2.08	-	92%	51,273	49,173	39.5	$ 803	5.7	28.3
		Q3 2018	90	505	908	-	2.10	-	92%	56,675	53,915	41.7	$ 773	6.9	30.8
	Chirano - 90%	Q3 2019	90	714	801	-	2.02	-	92%	41,977	44,512	$ 45.0	$ 1,011	$ 4.3	$ 19.8
		Q2 2019	90	619	904	-	1.95	-	92%	48,014	46,027	42.0	$ 913	2.4	21.4
		Q1 2019	90	499	908	-	1.97	-	92%	47,090	48,675	39.6	$ 814	3.0	22.9
		Q4 2018	90	527	840	-	2.08	-	92%	46,146	44,255	35.5	$ 802	5.1	25.5
		Q3 2018	90	505	908	-	2.10	-	92%	51,007	48,524	37.6	$ 775	6.2	27.7

(1)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(2)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(3)	The Kupol segment includes the Kupol and Dvoinoye mines.
(4)	Kupol silver grade and recovery were as follows: Q3 2019: 67.44 g/t, 87.8%; Q2 2019: 75.29 g/t, 84.9%; Q1 2019: 69.61 g/t, 82.1%; Q4 2018: 73.35 g/t, 83.5%; Q3 2018: 72.38 g/t, 85.5%.
(5)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q3 2019: 86.73:1; Q2 2019: 87.98:1; Q1 2019: 83.74:1; Q4 2018: 84.42:1; Q3 2018: 80.80:1.
(6)	Dvoinoye ore processed and grade were as follows: Q3 2019: 113,497, 9.82 g/t; Q2 2019: 113,872, 9.24 g/t; Q1 2019: 135,529, 7.46 g/t; Q4 2018: 104,495, 9.82 g/t; Q3 2018: 106,918, 10.03 g/t.
(7)	Capital expenditures are presented on a cash basis, consistent with the interim condensed consolidated statements of cash flows.
(8)	"nm" means not meaningful.

p. 12 Kinross reports 2019 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under International Financial Reporting Standards (IFRS) and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) to adjusted net earnings (loss) for the periods presented:

	Adjusted Net Earnings (loss)
(in millions, except per share amounts)	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

Net earnings (loss) attributable to common shareholders - as reported	$60.9	$(104.4)	$197.1	$4.1
Adjusting items:
Foreign exchange (gains) losses	(8.6)	2.7	(6.6)	(1.2)
Foreign exchange losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	20.7	25.4	13.9	53.7
Taxes in respect of prior periods	22.0	3.6	33.4	23.6
Reclamation and remediation expense	-	-	-	4.5
Tasiast Phase One commissioning costs	-	-	-	6.4
Fort Knox pit wall slide related costs	5.7	21.4	17.1	21.4
Restructuring costs	3.0	-	12.2	-
Other	2.7	4.2	4.9	5.2
Tax effect of the above adjustments	(2.4)	(1.3)	(5.1)	(3.1)
	43.1	56.0	69.8	110.5
Adjusted net earnings (loss) attributable to common shareholders	$104.0	$(48.4)	$266.9	$114.6
Weighted average number of common shares outstanding - Basic	1,252.8	1,250.2	1,251.9	1,249.2
Adjusted net earnings (loss) per share	$0.08	$(0.04)	$0.21	$0.09

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 13 Kinross reports 2019 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
(in millions)	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

Net cash flow provided from operating activities - as reported	$231.7	$127.2	$816.3	$605.2

Adjusting items:
Tax payments in respect of prior years	16.7	-	16.7	-
Working capital changes:
Accounts receivable and other assets	76.2	74.0	101.9	118.1
Inventories	40.5	(15.9)	(9.5)	(14.1)
Accounts payable and other liabilities, including income taxes paid	(69.7)	(42.1)	(111.5)	29.2
	63.7	16.0	(2.4)	133.2
Adjusted operating cash flow	$295.4	$143.2	$813.9	$738.4

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
(in millions, except ounces and production cost of sales per equivalent	Three months ended		Nine months ended
ounce)	September 30,		September 30,
	2019	2018	2019	2018

Production cost of sales - as reported	$440.6	$484.6	$1,278.4	$1,384.1
Less: portion attributable to Chirano non-controlling interest(1)	(5.0)	(4.1)	(14.1)	(13.3)
Attributable(2) production cost of sales	$435.6	$480.5	$1,264.3	$1,370.8

Gold equivalent ounces sold	597,635	623,854	1,841,841	1,891,811
Less: portion attributable to Chirano non-controlling interest(10)	(4,946)	(5,391)	(15,468)	(17,575)
Attributable(2) gold equivalent ounces sold	592,689	618,463	1,826,373	1,874,236
Consolidated production cost of sales per equivalent ounce sold	$737	$777	$694	$732
Attributable(2) production cost of sales per equivalent ounce sold	$735	$777	$692	$731

p. 14 Kinross reports 2019 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

Production cost of sales - as reported	$440.6	$484.6	$1,278.4	$1,384.1
Less: portion attributable to Chirano non-controlling interest(1)	(5.0)	(4.1)	(14.1)	(13.3)
Less: attributable(2) silver revenue(3)	(22.1)	(15.7)	(54.7)	(51.2)
Attributable(2) production cost of sales net of silver by-product revenue	$413.5	$464.8	$1,209.6	$1,319.6

Gold ounces sold	582,629	610,630	1,801,660	1,851,687
Less: portion attributable to Chirano non-controlling interest(10)	(4,938)	(5,386)	(15,444)	(17,548)
Attributable(2) gold ounces sold	577,691	605,244	1,786,216	1,834,139
Attributable(2) production cost of sales per ounce sold on a by-product basis	$716	$768	$677	$719

p. 15 Kinross reports 2019 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting all-in sustaining costs and all-in costs to address how the costs associated with leases, after a company’s adoption of IFRS 16 “Leases”, should be treated. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(in millions, except ounces and costs per ounce)	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

Production cost of sales - as reported	$440.6	$484.6	$1,278.4	$1,384.1
Less: portion attributable to Chirano non-controlling interest(1)	(5.0)	(4.1)	(14.1)	(13.3)
Less: attributable(2) silver revenue(3)	(22.1)	(15.7)	(54.7)	(51.2)
Attributable(2) production cost of sales net of silver by-product revenue	$413.5	$464.8	$1,209.6	$1,319.6
Adjusting items on an attributable(2) basis:
General and administrative(4)	29.3	34.2	92.3	100.2
Other operating expense - sustaining(5)	4.9	10.0	16.4	26.4
Reclamation and remediation - sustaining(6)	11.9	11.8	35.2	40.6
Exploration and business development - sustaining(7)	18.5	15.0	50.6	40.9
Additions to property, plant and equipment - sustaining(8)	106.2	97.1	282.4	232.8
Lease payments - sustaining(9)	2.8	-	9.2	-
All-in Sustaining Cost on a by-product basis - attributable(2)	$587.1	$632.9	$1,695.7	$1,760.5
Other operating expense - non-sustaining(5)	12.5	11.8	40.7	33.4
Reclamation and remediation - non-sustaining(6)	1.7	2.9	5.2	5.6
Exploration - non-sustaining(7)	16.7	17.3	32.2	35.5
Additions to property, plant and equipment - non-sustaining(8)	135.6	158.2	478.1	495.0
Lease payments - non-sustaining(9)	0.4	-	1.2	-
All-in Cost on a by-product basis - attributable(2)	$754.0	$823.1	$2,253.1	$2,330.0
Gold ounces sold	582,629	610,630	1,801,660	1,851,687
Less: portion attributable to Chirano non-controlling interest(10)	(4,938)	(5,386)	(15,444)	(17,548)
Attributable(2) gold ounces sold	577,691	605,244	1,786,216	1,834,139
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$1,016	$1,046	$949	$960
Attributable(2) all-in cost per ounce sold on a by-product basis	$1,305	$1,360	$1,261	$1,270

p. 16 Kinross reports 2019 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(in millions, except ounces and costs per equivalent ounce)	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

Production cost of sales - as reported	$440.6	$484.6	$1,278.4	$1,384.1
Less: portion attributable to Chirano non-controlling interest(1)	(5.0)	(4.1)	(14.1)	(13.3)
Attributable(2) production cost of sales	$435.6	$480.5	$1,264.3	$1,370.8
Adjusting items on an attributable(2) basis:
General and administrative(4)	29.3	34.2	92.3	100.2
Other operating expense - sustaining(5)	4.9	10.0	16.4	26.4
Reclamation and remediation - sustaining(6)	11.9	11.8	35.2	40.6
Exploration and business development - sustaining(7)	18.5	15.0	50.6	40.9
Additions to property, plant and equipment - sustaining(8)	106.2	97.1	282.4	232.8
Lease payments - sustaining(9)	2.8	-	9.2	-
All-in Sustaining Cost - attributable(2)	$609.2	$648.6	$1,750.4	$1,811.7
Other operating expense - non-sustaining(5)	12.5	11.8	40.7	33.4
Reclamation and remediation - non-sustaining(6)	1.7	2.9	5.2	5.6
Exploration - non-sustaining(7)	16.7	17.3	32.2	35.5
Additions to property, plant and equipment - non-sustaining(8)	135.6	158.2	478.1	495.0
Lease payments - non-sustaining(9)	0.4	-	1.2	-
All-in Cost - attributable(2)	$776.1	$838.8	$2,307.8	$2,381.2
Gold equivalent ounces sold	597,635	623,854	1,841,841	1,891,811
Less: portion attributable to Chirano non-controlling interest(10)	(4,946)	(5,391)	(15,468)	(17,575)
Attributable(2) gold equivalent ounces sold	592,689	618,463	1,826,373	1,874,236
Attributable(2) all-in sustaining cost per equivalent ounce sold	$1,028	$1,049	$958	$967
Attributable(2) all-in cost per equivalent ounce sold	$1,309	$1,356	$1,264	$1,270

1)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
2)	“Attributable” includes Kinross' share of Chirano (90%) production.
3)	“Attributable silver revenue” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
4)	“General and administrative” expenses is as reported on the interim condensed consolidated statement of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
5)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
6)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
7)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.
8)	“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three and nine months ended September 30, 2019, primarily relate to major projects at Tasiast, Round Mountain, Bald Mountain, and Fort Knox. Non-sustaining capital expenditures during the three and nine months ended September 30, 2018, primarily related to major projects at Tasiast, Round Mountain, and Bald Mountain.

p. 17 Kinross reports 2019 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

9)	“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
10)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
11)	“Average realized gold price per ounce” is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

p. 18 Kinross reports 2019 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “2019 third-quarter highlights”, “Operations and organic development project highlights”, “CEO Commentary”, “Operating results”, “Organic development projects and opportunities” and “Outlook” as well as statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; mine life; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, mine life extensions, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “anticipate”, “believe”, “budget”, “continue”, “develop”, “encouraging”, “enhancement”, “estimates”, “expects”, “explore”, “forecast”, “focus”, “future”, “goal”, “guidance”, “intend”, “measures”, “on budget”, “on schedule”, “on target”, “on track”, “opportunity”, “optimize”, “outlook”, “phased”, “plan”, “potential”, “progress”, “project”, “promising”, “schedule”, “seek”, “study”, “target”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2018 and the quarter ended September 30, 2019, and the Annual Information Form dated March 29, 2019 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of the Tasiast Phase One expansion, and the development and operation of the 24k Project; operation of the SAG mill at Tasiast; land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and continued operation of the tailings reprocessing facility at Paracatu; implementation of fire permitting upgrades required at Paracatu; and the renewal of the Chirano mining permit in a manner consistent with the Company’s expectations; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, and potential amendments to minerals and mining laws and energy levies laws, and the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the pending implementation of revisions to the tax code in Mauritania, and satisfactory resolution of the discussions with the Mauritanian government regarding the Company’s activities in Mauritania including those related to Tasiast Sud, VAT and fuel duty exonerations, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, scoping studies and prefeasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the La Coipa feasibility study and the Lobo-Marte pre-feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates), mine plans for the Company’s mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our current expectations; (16) that the Tasiast project financing will proceed in a manner consistent with our current expectations; (17) that the Chulbatkan acquisition will proceed in a manner consistent with the Company’s expectations; and (18) litigation and regulatory proceedings and the potential ramifications thereof being concluded in a manner consistent with the Company’s expectations (including without limitation the ongoing litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom and the ongoing litigation with the Russian tax authorities regarding dividend withholding tax). Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2018 and the quarter ended September 30, 2019 and the Annual Information Form dated March 29, 2019. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 19 Kinross reports 2019 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $18 impact on production cost of sales per ounce6.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $19 impact on Russian production cost of sales per ounce.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $46 impact on Brazilian production cost of sales per ounce.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $5 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this presentation, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this presentation has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

6 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 20 Kinross reports 2019 third-quarter results	www.kinross.com